

December 18, 2023

David Hsu
Chief Executive Officer
SolarMax Technology, Inc.
3080 12th Street
Riverside, CA 92507

> **Re: SolarMax Technology, Inc.**
> **Amendment No. 10 to Registration Statement on Form S-1**
> **Filed December 4, 2023**
> **File No. 333-266206**

Dear David Hsu:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 10 to Registration Statement on Form S-1 filed December 4, 2023

Notes to Consolidated Financial Statements for the Nine Months Ended September 30, 2023 and 2022 (Unaudited)
2. Basis of Presentation and Summary of Significant Accounting Policies
Warranties, page F-17

1. We note your disclosure that in 2016, as a result of the bankruptcy of a Chinese panel supplier from whom the Company purchased solar modules, the Company reclassified the liability related to unpaid retentions to warranty liability in the amount of $651,000 and that given that the Company has not received any claims against the liability since that time, the Company reversed the liability against cost of revenue during the third quarter of 2023. Please tell us how the Company considered the guidance in ASC 405-20-40-1b in determining that it should derecognize the liability. Specifically, your response should indicate any analysis the Company conducted to determine that it was legally released under such liability.

David Hsu
SolarMax Technology, Inc.
December 18, 2023
Page 2

       Please contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Asher Levitsky